UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Improved Third Quarter 2013

Adjusted EBITDA of $26.8 million increased 19.9% over last year

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 13, 2013 – Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the third quarter ended September 30, 2013. All amounts are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Third Quarter 2013 Highlights:

•	Gross margin increased to 20.0% from 17.6% in the third quarter of 2012

•	Adjusted EBITDA of $26.8 million increased 19.9% over the third quarter of 2012

•	Cash flows from operating activities before changes in working capital were $25.0 million

•	Adjusted fully diluted EPS of $0.28 compared to $0.19 in the third quarter of 2012

•	Redeemed remaining $18.7 million of Senior Subordinated Notes (“Notes”) in August

Other Announcements:

•	Board of Directors declared a dividend of $0.08 per common share

“We are pleased with the increase in gross margin over last year which reflects manufacturing cost reductions and an increase in the spread between raw material costs and selling prices. For 2014, we expect gross margin to be between 20% and 22%. This range assumes temporary costs associated with the relocation of our South Carolina manufacturing operation offset by continued success with gross margin expansion initiatives,” stated Intertape President and Chief Executive Officer, Greg Yull.

“The increase in revenue reflects an increase in selling prices, including the impact of product mix, which was offset by a decrease in sales volume reflecting our decision to reduce sales of low-margin products.

“During the quarter, the Company redeemed the remaining $18.7 million of high interest-bearing Notes. The lower average cost of debt combined with the reduction in debt significantly reduced interest expense year-to-date,” concluded Mr. Yull.

On November 12, 2013 the Board of Directors declared a dividend of $0.08 per common share payable on December 30, 2013 to shareholders of record at the close of business December 16, 2013. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

The Company’s revenue for the third quarter of 2013 was $199.9 million, an increase of 0.7% compared to $198.5 million for the third quarter of 2012. Revenue was higher in the third quarter of 2013 compared to the third quarter of 2012 primarily due to an increase in selling prices, including the impact of product mix, partially offset by a decrease in sales volume. The decrease in sales volume of approximately 3% when compared to the third quarter of 2012 was primarily due to the progress the Company made in reducing sales of low-margin products in the second half of 2012 partially offset by increased sales of new products. Selling prices, including the impact of product mix, increased approximately 4% in the third quarter of 2013 compared to the third quarter of 2012. The increase in selling prices was primarily due to higher selling prices of equivalent units and a shift in the mix of products sold.

The Company’s revenue for the third quarter of 2013 increased 3.3% sequentially compared to $193.5 million for the second quarter of 2013. Revenue increased in the third quarter of 2013 compared to the second quarter of 2013 primarily due to higher sales volume partially offset by a decrease in selling prices, including the impact of product mix. The increase in sales volume of approximately 5% was primarily due to increased demand for tape and film product lines. The Company believes that some of the increased demand for film products in the third quarter of 2013 was due to customers pre-buying in response to an announcement of a price increase to take effect on orders placed on or after September 30, 2013. The Company also believes that the second quarter of 2013 volume was lower partially due to customers pre-buying both tape and film products during the first quarter of 2013 in advance of price increases that took effect in the first quarter of 2013. Selling prices, including the impact of product mix, decreased approximately 2% in the third quarter of 2013 compared to the second quarter of 2013. The decrease in selling prices was primarily due to a shift in the mix of products sold and lower selling prices of equivalent units.

Gross profit totalled $40.0 million in the third quarter of 2013, an increase of 14.3% from $35.0 million in the third quarter of 2012 and a decrease of 5.4% from $42.3 million in the second quarter of 2013. Gross margin was 20.0%, 17.6% and 21.8% in the third quarter of 2013, in the third quarter of 2012 and in the second quarter of 2013, respectively.

When compared to the third quarter of 2012, gross profit and gross margin increased primarily due to the impact of manufacturing cost reductions and an increase in the spread between raw material costs and selling prices. When compared to the second quarter of 2013, the decrease in gross profit was primarily due to an increase in overhead related to the planned annual maintenance partially offset by an increase in sales volume. The decrease in gross margin was primarily related to an increase in overhead related to the planned annual maintenance. The spread between selling prices and raw material costs remained relatively stable in the first nine months of 2013.

Selling, general and administrative expenses (“SG&A”) totalled $20.5 million for the third quarter of 2013 compared to $19.3 million in the third quarter of 2012 and $20.2 million in second quarter of 2013. As a percentage of revenue, SG&A was 10.3%, 9.7% and 10.4% for the third quarter of 2013, the third quarter of 2012 and the second quarter of 2013, respectively. SG&A increased when compared to both periods primarily due to an increase in stock-based compensation expense.

Adjusted EBITDA was $26.8 million for the third quarter of 2013, $22.3 million for the third quarter of 2012 and $28.3 million for the second quarter of 2013. The increase in adjusted EBITDA in the third quarter of 2013 compared to the third quarter of 2012 was primarily due to higher gross margin. The decrease in adjusted EBITDA in the third quarter of 2013 compared to the second quarter of 2013 was primarily due to an increase in overhead related to the planned annual maintenance.

Net earnings for the third quarter of 2013 totalled $14.4 million compared to net earnings of $10.9 million for the third quarter of 2012 and net earnings of $15.1 million for the second quarter of 2013. The increase in net earnings for the third quarter of 2013 compared to the third quarter of 2012 was primarily due to an increase in gross profit and a decrease in interest expense partially offset by an increase in stock-based compensation expense. The decrease in net earnings for the third quarter of 2013 compared to the second quarter of 2013 was primarily due to a decrease in gross profit.

Adjusted net earnings amounted to $17.5 million for the third quarter of 2013 compared to $11.8 million for the third quarter of 2012. Adjusted net earnings were $5.7 million higher for the third quarter of 2013 compared to the third quarter of 2012 primarily due to higher gross profit and lower interest expense. Adjusted net earnings were $0.8 million lower for the third quarter of 2013 compared to $18.3 million for the second quarter of 2013 primarily due to a decrease in gross profit.

Adjusted fully diluted earnings per share for the third quarter of 2013 was $0.28 per share, a $0.09 per share increase compared to the third quarter of 2012 and a $0.02 per share decrease compared to the second quarter of 2013.

For a reconciliation of non-generally accepted accounting principles (“GAAP”) financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items increased in the third quarter of 2013 by $3.8 million to $25.0 million from $21.2 million in the third quarter of 2012 and decreased $0.8 million compared to the second quarter of 2013. The increase for the third quarter of 2013 compared to the third quarter of 2012 was primarily due to higher gross profit. The decrease over the second quarter of 2013 was primarily due to lower gross profit.

The Company had total cash and loan availability of $44.5 million as of September 30, 2013, $51.6 million as of June 30, 2013 and $87.6 million as of September 30, 2012. The decrease of $7.1 million in total cash and loan availability between June 30, 2013 and September 30, 2013 was due to the redemption of an aggregate principal amount of $18.7 million of Notes, a $5.2 million decrease in the borrowing base and the payment of a $4.9 million dividend, partially offset by free cash flows of $22.5 million for the quarter. The decrease of $43.1 million in total cash and loan availability between September 30, 2012 and September 30, 2013 was primarily due to the increase in total borrowings under the ABL facility, which was used to fund the redemption of an aggregate principal amount of $93.7 million of Notes that occurred during the twelve month period ended September 30, 2013. This increase was partially offset by cash flows from operations during the same period. The Company had cash and loan availability under its Asset-Based Loan facility exceeding $45 million as of November 12, 2013.

Total debt as of September 30, 2013 was $137.7 million, a decrease of $13.6 million from December 30, 2012. The debt to trailing twelve month adjusted EBITDA ratio was 1.4 as of September 30, 2013.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs and executing on the previously announced manufacturing rationalization projects.

The Company’s financial projections include the following:

•	Revenue for the fourth quarter of 2013 is expected to be lower than the third quarter of 2013 which is reflective of normal seasonality;

•	Gross margin for the fourth quarter of 2013 is expected to be between 20% and 22%;

•	Assuming stable or improving macroeconomic conditions, the Company expects gross margin to be in the range of 20% to 22% for 2014. This reflects further improvement resulting from gross margin expansion initiatives partially offset by approximately $3 to $7 million of temporary operating cost increases, the majority of which is expected in the second half of 2014 with the remainder expected in the first half of 2015. These costs are related to actions being taken to maintain the uninterrupted supply of products to our customers during the relocation of the South Carolina manufacturing operation from Columbia to Blythewood;

•	After the South Carolina relocation has been completed and start-up inefficiencies have been resolved, the Company expects gross margin to be between 22% and 24%;

•	Adjusted EBITDA for the fourth quarter of 2013 is expected to be somewhat lower than the third quarter of 2013 and substantially higher than the fourth quarter of 2012;

•	Capital expenditures:

•	Expenditures for the fourth quarter of 2013 are expected to be $12 to $18 million, depending on the timing of delivery of several large pieces of new equipment;

•	Expenditures for 2013 are expected to total $47 to $52 million;

•	Expenditures for 2014 are expected to total $25 to $29 million excluding any new high-return projects that may arise; and

•	The Company has started the process to relocate and modernize its Columbia, South Carolina manufacturing operation with state-of-the-art equipment in a new facility with the purchase of real estate in Blythewood, South Carolina (“South Carolina Project”). Purchases of equipment and real estate related to the South Carolina Project are expected to total $43 to $46 million of which $2.7 million was spent in 2012, $23 to $25 million is expected to be spent in 2013 and the remainder is expected to be spent primarily in 2014. These amounts are included in the estimates above;

•	Total debt at December 31, 2013 is expected to be the same or slightly lower compared to September 30, 2013 primarily due to an increase in projected capital expenditures;

•	The Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012 as well as shrink film production at its Truro, Nova Scotia facility in the first quarter of 2013. Cash savings related to these projects are expected to total approximately $3 million in 2013 and approximately $6 million annually in future years. The Company anticipates that the South Carolina Project will have total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	With respect to the manufacturing rationalization projects announced to date:

•	Charges for the fourth quarter of 2013 primarily related to equipment moves and workforce retention costs are expected to be approximately $2 million;

•	Charges for the full year of 2013 primarily related to environmental costs, workforce retention costs and equipment moves costs are expected to be $6 to $8 million. Cash outflows expected in 2013 are estimated to total $2 to $4 million, primarily related to equipment moves; and

•	Charges after 2013 related to equipment moves and workforce retention costs are estimated to be $5 to $7 million, primarily related to the South Carolina Project. Cash outflows expected after 2013 for equipment moves, workforce retention costs and environmental are estimated to be $8 to $11 million.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss), the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA And Adjusted EBITDA Reconciliation To Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$
Net earnings	14.4	15.1	10.9	13.7	14.7
Add back:
Interest and other expense	1.5	2.3	3.2	5.6	11.0
Income tax expense (benefit)	0.9	2.1	(0.2)	3.5	(0.3)
Depreciation and amortization	6.9	6.8	7.6	20.8	22.8

EBITDA	23.7	26.4	21.4	43.7	48.2
Manufacturing facility closures, restructuring and other related charges	0.9	0.9	0.4	29.1	15.1
Stock-based compensation expense	2.1	0.9	0.6	4.8	0.9
Provision related to resolution of a contingent liability	—	—	—	1.3	—
Impairment of long-lived assets and other assets	0.0	0.2	—	0.2	—

Adjusted EBITDA	26.8	28.3	22.3	79.1	64.3

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss), the most directly comparable GAAP measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted Net Earnings Reconciliation To Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$
Net earnings	14.4	15.1	10.9	13.7	14.7
Add back:
Manufacturing facility closures, restructuring and other related charges	0.9	0.9	0.4	29.1	15.1
Stock-based compensation expense	2.1	0.9	0.6	4.8	0.9
Provision related to resolution of a contingent liability	—	—	—	1.3	—
Impairment of long-lived assets and other assets	0.0	0.2	—	0.2	—
Income tax effect of these items	0.1	1.2	(0.0)	1.8	(1.1)

Adjusted net earnings	17.5	18.3	11.8	50.9	29.6

Earnings (loss) per share
Basic	0.24	0.25	0.18	0.23	0.25
Diluted	0.23	0.25	0.18	0.22	0.24
Adjusted earnings per share
Basic	0.29	0.30	0.20	0.84	0.50
Diluted	0.28	0.30	0.19	0.83	0.49
Weighted average number of common shares outstanding for adjusted net earnings per share calculation
Basic	60,731,173	60,288,991	59,028,088	60,245,708	58,990,329
Diluted	62,072,583	61,584,732	61,054,123	61,469,178	60,682,543

Free Cash Flows

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets. The Company is including this non-GAAP measure because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$

Cash flows from operating activities	33.0	19.1	29.2	59.3	52.6
Less purchases of property, plant and equipment and other assets	(10.5)	(18.2)	(3.8)	(34.5)	(12.3)

Free cash flows	22.5	0.9	25.4	24.7	40.3

New or Amended Accounting Standards

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits, on January 1, 2013 requiring retrospective application to operating results for fiscal years 2012 and 2011. As such, the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 reflect the Company’s adoption of this guidance and include corresponding comparative information for 2012. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of the Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Conference Call

A conference call to discuss Intertape’s 2013 third quarter results will be held Wednesday, November 13, 2013, at 10 A.M. Eastern Time. Participants may dial 800-734-8507 (U.S. and Canada) and 1-212-231-2910 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21683027. The recording will be available from November 13, 2013 at 12:00 P.M. until December 13, 2013 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue	199,853	198,476	590,010	595,139
Cost of sales	159,872	163,499	469,463	491,633

Gross profit	39,981	34,977	120,547	103,506

Selling, general and administrative expenses	20,547	19,260	63,714	58,286
Research expenses	1,701	1,530	4,892	4,699

	22,248	20,790	68,606	62,985

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	14,187	51,941	40,521

Manufacturing facility closures, restructuring and other related charges	934	387	29,059	15,085

Operating profit	16,799	13,800	22,882	25,436

Finance costs
Interest	1,261	3,347	4,860	10,086
Other (income) expense	190	(192)	787	948

	1,451	3,155	5,647	11,034

Earnings before income tax expense (benefit)	15,348	10,645	17,235	14,402
Income tax expense (benefit)
Current	729	(888)	3,389	(42)
Deferred	200	659	114	(250)

	929	(229)	3,503	(292)

Net earnings	14,419	10,874	13,732	14,694

Earnings per share
Basic	0.24	0.18	0.23	0.25
Diluted	0.23	0.18	0.22	0.24

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Net earnings	14,419	10,874	13,732	14,694

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense, nil in 2012)	—	1	—	227
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense, nil in 2012)	—	(19)	—	(214)
Change in cumulative translation adjustments	2,178	3,097	(2,088)	2,448

Items that will be reclassified subsequently to net earnings	2,178	3,079	(2,088)	2,461

Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of deferred income tax expense, nil in 2012)	—	(654)	—	(654)

Items that will not be reclassified subsequently to net earnings	—	(654)	—	(654)

Other comprehensive income (loss)	2,178	2,425	(2,088)	1,807

Comprehensive income for the period	16,597	13,299	11,644	16,501

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	14,419	10,874	13,732	14,694
Adjustments to net earnings
Depreciation and amortization	6,932	7,569	20,841	22,794
Income tax expense (benefit)	929	(229)	3,503	(292)
Interest expense	1,261	3,347	4,860	10,086
Charges in connection with manufacturing facility closures, restructuring and other related charges	150	185	23,469	13,613
Reversal of write-down of inventories, net	—	—	—	(31)
Stock-based compensation expense	2,105	566	4,825	940
Pension and other post-retirement benefits expense	758	1,435	2,277	2,946
Gain on foreign exchange	(166)	(175)	(146)	(71)
Other adjustments for non-cash items	(183)	(700)	(244)	(341)
Income taxes paid, net	(424)	(25)	(494)	(679)
Contributions to defined benefit plans	(790)	(1,623)	(2,823)	(4,404)

Cash flows from operating activities before changes in working capital items	24,991	21,224	69,800	59,255

Changes in working capital items
Trade receivables	(1,551)	(2,770)	(11,315)	(11,809)
Inventories	6,288	9,944	(3,126)	2,374
Parts and supplies	(41)	(271)	(456)	(886)
Other current assets	(143)	1,889	135	1,753
Accounts payable and accrued liabilities	3,617	(181)	1,783	2,162
Provisions	(139)	(626)	2,434	(221)

	8,031	7,985	(10,545)	(6,627)

Cash flows from operating activities	33,022	29,209	59,255	52,628

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	98	—	198
Purchase of property, plant and equipment	(10,515)	(3,832)	(34,516)	(12,341)
Proceeds from disposals of property, plant and equipment and other assets	1	10	1,646	30
Restricted cash and other assets	132	12	559	295
Purchase of intangible assets	(100)	(2)	(171)	(29)

Cash flows from investing activities	(10,482)	(3,714)	(32,482)	(11,847)

FINANCING ACTIVITIES
Proceeds from long-term debt	24,740	31,405	76,060	57,751
Repayment of long-term debt	(44,748)	(53,569)	(90,917)	(84,797)
Payments of debt issue costs	(37)	(4)	(139)	(1,463)
Interest paid	(1,795)	(5,686)	(5,803)	(12,017)
Dividends paid	(4,859)	—	(9,658)	—
Proceeds from exercise of stock options	109	394	3,771	517

Cash flows from financing activities	(26,590)	(27,460)	(26,686)	(40,009)

Net increase in cash	(4,050)	(1,965)	87	772
Effect of foreign exchange differences on cash	182	248	(27)	65
Cash, beginning of period	9,819	6,899	5,891	4,345

Cash, end of period	5,951	5,182	5,951	5,182

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	5,951	5,891
Trade receivables	87,124	75,860
Other receivables	5,116	5,163
Inventories	94,480	91,910
Parts and supplies	13,523	14,442
Prepaid expenses	5,533	5,701

	211,727	198,967
Property, plant and equipment	174,706	185,592
Other assets	3,537	3,597
Intangible assets	1,612	1,980
Deferred tax assets	34,687	36,016

Total assets	426,269	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	79,675	76,005
Provisions	2,263	1,526
Installments on long-term debt	13,754	9,688

	95,692	87,219
Long-term debt	123,949	141,611
Pension and other post-retirement benefits	40,089	40,972
Provisions	3,511	1,891
Other liabilities	795	625

	264,036	272,318

SHAREHOLDERS’ EQUITY
Capital stock	359,133	351,702
Contributed surplus	15,388	16,386
Deficit	(213,408)	(217,462)
Accumulated other comprehensive income	1,120	3,208

	162,233	153,834

Total liabilities and shareholders’ equity	426,269	426,152